Exhibit 99.21
CERTIFICATE OF AUTHOR
As the author of portions of this report on Peak Gold Mines Pty Limited and Minera Alumbrera Ltd. in which Wheaton River Minerals Ltd. is to earn an interest, I, H. Burgess do hereby certify that:
1.	I am employed by, and carried out this assignment for,
Micon International Limited
Suite 900
390 Bay Street
Toronto, Ontario
M5H 2Y2
tel. (416) 362-5135
fax (416) 362-5763;
2.	I hold the following academic qualifications:

B.Sc. (Mechanical Engineering)	London University	1966
B.Sc. (Mining Engineering)	London University	1968
M.Sc. (Engineering)	University of Witwatersrand	1980
3.	I am a registered Professional Engineer with the Association of Professional Engineers of Ontario (membership number 6092506); as well, I am a member in good standing of several other technical associations and societies, including:
The Australasian Institute of Mining and Metallurgy (Fellow)
The Institution of Mining and Metallurgy (Fellow)
The Canadian Institute of Mining, Metallurgy and Petroleum (Member)
4.	I have worked as a mining engineer in the minerals industry for over 35 years;
5.	I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 13 years as a mining engineer working in mine planning and production operations in underground copper and gold mining and 22 years as a consulting mining engineer working in open-pit and underground operations involving many minerals and all aspects of mining from mine design to financial evaluation.;
6.	I visited the Peak Gold Mine and Minera Alumbrera data room from October 14 to 17, 2002. I visited the Peak Gold Mine property from October 18 to 19 2002, and the Alumbrera property from October 22 to 23, 2002;
7.	I am responsible for the preparation of Sections 1 (portions), 2.0, 3.0,4.14.2,4.16 to 4.18 (portions), 5.1 to 5.3, 5.14.2, 5.14.3 (portions) and 5.16 to 5.18 (portions) of the technical report titled “Technical Report On Mining And Processing Assets Of Peak Goldmines, In New South Wales, Australia And Minera Alumbrera Ltd., In Argentina”, and dated January, 2003, relating to the Peak Gold Mines and Minera Alumbrera properties;
8.	I am independent of the parties involved in the transaction for which this report is required, as defined in Section 1.4 of NI 43-101;
9.	I have had no prior involvement with the mineral properties in question;
10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument;
11.	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading;
Dated this 21st day of September, 2006
Harry Burgess, P.Eng.

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